Annual Report of Progress Energy Service Company, LLC.
                      For the Year Ended December 31, 2001
                                 (In Thousands)
                                  Schedule XVII
                       Schedule of Expense Distribution By
                         Department or Service Function
                                   (Restated)



              Description of Items                 Total  Overhead Accounting Audit Corporate  Corporate      Corporate   Corporate
                                                   Amount                                     Communications Environmental Security
                                                   Billed                                                       Health &
                                                                                                                Safety
-----------------------------------------------------------------------------------------------------------------------------------
903 - Customer Accounts and Collection Expense     6,908      110                                   255
911 - Sales Supervision                               17       17
912 - Demonstration and Selling                    2,534    2,534
920 - Salaries and Wages                          85,940   45,183       261   264    1,871          666           17
921 - Office Supplies and Expense                 54,709   48,879       718    55      632          644           58
923 - Outside Services Employed                   62,766   35,157       596    20     (46)          499           10
924 - Property Insurance                        (14,624)
925 - Injuries and Damages                         3,822    1,204                       35
926 - Employee Pensions and Benefits              15,292    3,375        38    40    6,466           99            3
930.1 - General Advertising Expense                5,605    3,393         1                       2,107
930.2 - Miscellaneous General Expense              5,616    3,053                      372
931 - Rents                                       37,264    6,403       374    92    5,353          120           46
935 - Maintenance of General Plant                14,334   12,012       161    40      125           52           20
403 - Depreciation Expense                            37                                37
404 - Amortization Expense                         2,453                             2,453
408 - Taxes Other Than Income Taxes                7,031    2,659        16    17    2,115           41            1
409 - Income Taxes                                 1,797                             1,797
410 - Provision for Deferred Income Taxes          7,585                             7,585
411 - Provision for Deferred Income Taxes -      (7,074)                           (7,074)
      Credit
417 - Expenses of Non-Utility Operations             148        7        33             98            1
418 - Non-Operating Rental Income                    181      181
419 - Interest Income                            (6,833)                           (6,833)
421 - Misc. Non-Operating Income / Expense         1,996      382         3            (6)
426.1 - Donations                                  1,798    1,777                                    21
426.2 - Life Insurance                               246                               246
426.4 - Civic & Political Activities Expense         181      180                                     1
426.5 - Other Deductions                           4,919    4,919
430 - Interest on Debt to Associate Companies      2,757                             2,757
431 - Other Interest Expense                          69                                69
                                              -------------------------------------------------------------------------------------
Total                                            297,474  171,425     2,201   528   18,052        4,506          155          0
===================================================================================================================================

             Annual Report of Progress Energy Service Company, LLC.
                      For the Year Ended December 31, 2001
                                 (In Thousands)
                                  Schedule XVII
                       Schedule of Expense Distribution By
                         Department or Service Function
                                   (Restated)



               Description of Items                 Corporate   Economic      Human     Information  Legal   Public       Real
                                                     Services  Development  Resources   Technology           Affairs     Estate
-------------------------------------------------------------------------------------------------------------------------------
903 - Customer Accounts and Collection Expense          6,543
911 - Sales Supervision
912 - Demonstration and Selling
920 - Salaries and Wages                                1,761           12      1,630     32,181      469        13      (114)
921 - Office Supplies and Expense                         549           23      1,244   (23,244)      120        64    (3,405)
923 - Outside Services Employed                           341           13         69     19,888    4,213        15      (842)
924 - Property Insurance                                                                     301                            25
925 - Injuries and Damages
926 - Employee Pensions and Benefits                      236            2        313      4,476       69         2       (21)
930.1 - General Advertising Expense                         3                       1         92
930.2 - Miscellaneous General Expense                                                         14    2,176                    1
931 - Rents                                               651           61        283     22,973      180        70        270
935 - Maintenance of General Plant                        120           27        120      3,075       79        30    (1,753)
403 - Depreciation Expense
404 - Amortization Expense
408 - Taxes Other Than Income Taxes                       106            1        101      1,861       29         1        (9)
409 - Income Taxes
410 - Provision for Deferred Income Taxes
411 - Provision for Deferred Income Taxes - Credit
417 - Expenses of Non-Utility Operations
418 - Non-Operating Rental Income
419 - Interest Income
421 - Misc. Non-Operating Income / Expense                                        490        930                             1
426.1 - Donations
426.2 - Life Insurance
426.4 - Civic & Political Activities Expense
426.5 - Other Deductions
430 - Interest on Debt to Associate Companies
431 - Other Interest Expense
                                                   ----------------------------------------------------------------------------
Total                                                  10,310          139      4,251     62,547    7,335       195    (5,847)
===============================================================================================================================

             Annual Report of Progress Energy Service Company, LLC.
                      For the Year Ended December 31, 2001
                                 (In Thousands)
                                  Schedule XVII
                       Schedule of Expense Distribution By
                         Department or Service Function
                                   (Restated)




             Description of Items                 Regulatory  Regulatory  Strategic     Tax    Telecom    Treasury
                                                    Affairs    Services    Planning           munications
------------------------------------------------------------------------------------------------------------------
903 - Customer Accounts and Collection Expense
911 - Sales Supervision
912 - Demonstration and Selling
920 - Salaries and Wages                                 10                    39       361      1,270         46
921 - Office Supplies and Expense                         2                    54       343     27,907         66
923 - Outside Services Employed                           9                   210       235      2,352         27
924 - Property Insurance                                                                                 (14,950)
925 - Injuries and Damages                                                                                  2,583
926 - Employee Pensions and Benefits                      1                     6        53        111         23
930.1 - General Advertising Expense                       8
930.2 - Miscellaneous General Expense
931 - Rents                                              41                    64       156                   127
935 - Maintenance of General Plant                       17                    28        65         61         55
403 - Depreciation Expense
404 - Amortization Expense
408 - Taxes Other Than Income Taxes                       1                     2        23         56         10
409 - Income Taxes
410 - Provision for Deferred Income Taxes
411 - Provision for Deferred Income Taxes - Credit
417 - Expenses of Non-Utility Operations                                                  9
418 - Non-Operating Rental Income
419 - Interest Income
421 - Misc. Non-Operating Income / Expense                                                                    196
426.1 - Donations
426.2 - Life Insurance
426.4 - Civic & Political Activities Expense
426.5 - Other Deductions
430 - Interest on Debt to Associate Companies
431 - Other Interest Expense
                                                ------------------------------------------------------------------
Total                                                    89           0       403     1,245     31,757   (11,817)
==================================================================================================================